Rec'd 12/17/07

BP 2/15



STATES
HANGE COMMISSION
D.C. 20549

07008911

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMP Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W. 47th Street, Suite 120
(No. and Street)

Kansas City (City) MO (State) 64112 (Zip Code)

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Spurgeon (816) 960-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 (Address) Lenexa (City) KS (State) 66219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 17 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/21

OATH OR AFFIRMATION

I, Paul Spurgeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NMP Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NMP CAPITAL, LLC

Financial Statements for the
Years Ended December 31, 2006 and 2005
and Independent Auditors' Report

NMP CAPITAL, LLC

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Nations Media Partner, Inc., Sole Member
NMP Capital, LLC
Kansas City, Missouri

We have audited the accompanying balance sheets of NMP Capital, LLC (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 24, 2007

Acord Cox & Co.

NMP CAPITAL, LLC

BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 6,092	$ 6,297
Deposit with NASD	386	727
Prepaid insurance	405	404
	$ 6,883	$ 7,428
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ -	$ 285
MEMBER'S EQUITY	6,883	7,143
	$ 6,883	$ 7,428

See notes to financial statements.

NMP CAPITAL, LLC

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES	$ 11,300	$ -
EXPENSES		
Regulatory Agencies Registration Fees	201	3,446
Insurance	1,617	1,603
Professional Fees	-	3,700
	1,818	8,749
NET INCOME (LOSS)	$ 9,482	$ (8,749)

See notes to financial statements.

NMP CAPITAL, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES:		
Net income (loss)	$ 9,482	$ (8,749)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in prepaid insurance	(1)	(15)
Change in NASD deposit	341	111
Change in accrued expenses	(285)	285
Cash provided (used) by operating activities	9,537	(8,368)
FINANCING ACTIVITIES:		
Member's equity contributions	1,658	1,000
Member's equity distributions	(11,400)	-
Cash provided (used) by financing activities	(9,742)	1,000
NET DECREASE IN CASH	(205)	(7,368)
CASH, BEGINNING OF YEAR	6,297	13,665
CASH, END OF YEAR	$ 6,092	$ 6,297

See notes to financial statements.

NMP CAPITAL, LLC

STATEMENT OF MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

Balance, December 31, 2004	$	14,892
Member's equity contributions		1,000
Net loss		(8,749)
Balance, December 31, 2005	$	7,143
Member's equity contributions		1,658
Member's distributions		(11,400)
Net income		9,482
Balance, December 31, 2006	$	6,883

See notes to financial statements.

NMP CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business – NMP, Capital, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

   b. Revenue Recognition - The Company recognizes revenues from fees under service agreements on the accrual basis of accounting. Fees under service agreements and the related costs are recognized in the period in which the corresponding transaction is substantially completed.

   c. Advertising Costs – Advertising costs are expensed as incurred.

   d. Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. As a result, the sole member reports the Company's taxable income in their individual federal and state income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

   The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $6,092 and $6,012 respectively, which met the $5,000 requirement.

4. REQUIRED INFORMATION OMITTED

   The Company has no liabilities subordinated to claims of general creditors as of December 31, 2006 and 2005; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

   The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

*****

NMP CAPITAL, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

NET CAPITAL

Total Member's Equity	$ 6,883
Less Non-Allowed Assets:	
Prepaid insurance	(405)
Deposit with NASD	(386)
Net Capital	$ 6,092
Minimum Net Capital Required	$ 5,000
Total aggregate indebtedness	None
Ratio of aggregate indebtedness to net capital	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net Capital per Company's fourth quarter FOCUS report	$ 6,092
Audit adjustments to financial statements	-
Net Capital reported above	$ 6,092

NMP CAPITAL, LLC

Schedule II
Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

NMP CAPITAL, LLC

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities as of December 31, 2006.

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member of
NMP Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of NMP Capital, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rand Ly & Co.

April 24, 2007

END